

September 27, 2012

<u>Via E-mail</u>
Steven Ross
Executive Vice President
Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People's Republic of China

> **Re: Longhai Steel, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2012**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 18, 2012**
> **File No. 333-183949**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 001-35017**

Dear Mr. Ross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please disclose whether the information in the sources you cite (e.g., www.chinaisa.org.cn and the China Economy Summit) represents the most recently available data and, therefore, remains reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under

Rule 436 of Regulation C and Section 7 of the Securities Act. We may have additional comments after we review your response.

2. Please renumber your financial statement pages consecutively to ensure there are no duplicate page numbers.

Prospectus Summary, page 1

3. In the prospectus summary, please briefly describe the transaction pursuant to which the shares of common stock offered by the selling stockholders were originally issued.

The Company, page 2

Corporate Information, page 4

4. You state that information available on your website is not incorporated by reference and is not deemed a part of the prospectus. As applicable, please include a similar statement regarding the other websites you reference in the prospectus.

Risk Factors, page 7

5. Please include a risk factor discussing the risks you face in connection with the Chinese New Year. In this regard, we note on page 26 that the first quarter is usually the slowest quarter because fewer projects are undertaken during and around the Chinese spring festival, and we further note on page F-18 that you closed the leased production line temporarily in January 2012 because of insufficient customer demand and shortage of steel billet supply during the Chinese New Year period.

Risks Related to the VIE Agreements, page 9

The PRC government may determine that the VIE Agreements . . . , page 9

6. We note your statement that your "PRC counsel has provided a legal opinion that the VIE Agreements are binding and enforceable under PRC law . . . ." Please file a copy of the opinion as an exhibit to the registration statement, name your PRC counsel in the prospectus, and obtain and file, as an exhibit to the registration statement, counsel's written consent to your use of its name and reference to its opinion.

Risks Related to This Offering and the Market for Our Common Stock Generally, page 16

Future sales or perceived sales of our common stock could depress our stock price, page 16

7. Please revise this risk factor to accurately reflect the number of common shares in this offering that underlie warrants. In this regard, we note you state that 800,002 shares of

common stock in this offering underlie warrants when your other disclosures indicate that 960,003 shares of common stock in this offering underlie warrants. This comment also applies to the first paragraph under "Private Placement" on page 31.

<u>Market Price of and Dividends on Our Common Equity . . . , page 20</u>

8. Please reference the high and low closing bid prices per share as quoted on the OTCBB rather than www.quotemedia.com.

9. The OTCBB appears to only provide pricing information on your common stock from approximately December 2011 through the present. However, you provide pricing information from the first quarter of fiscal year 2010 through the present. Please explain this discrepancy. Additionally, please tell us why you have not provided high and low closing bid prices for the first three quarters of fiscal year 2011.

10. In note one, you state that the prices identified in the table reflect the 1-for-125 reverse split effected on July 16, 2010. Please confirm whether the split is reflected in all parts of the table, or explain to us the reasons for the volatility reflected in your stock price.

<u>Management's Discussion and Analysis . . . , page 21</u>

<u>Principal Factors Affecting Our Financial Performance, page 21</u>

11. Please provide us with supplemental support for the growth rate data you disclose in the first bullet point.

<u>Results of Operations, page 22</u>

<u>Comparison of Six Months Ended June 30, 2012 and June 30, 2011 (Unaudited), page 22</u>

12. We note that you discuss selling expense separate from general and administrative expenses in this section. However, you do not separately discuss selling expense in your comparison of the fiscal years ended December 31, 2011 and 2010. Please revise your disclosure to define selling expense, distinguishing it from general and administrative expenses, as well as to explain why selling expense is not part of your discussion for the results of operations at the 2011 and 2010 fiscal year ends.

13. In your selling expenses discussion on page 23, you state that the increase in selling expenses was due to your plan to open up new markets in Hubei Province in China. Please further explain how the plan caused an increase in your selling expenses. For example, discuss the expenses associated with the plan.

14. In your discussion of other operation expenses on page 23, you state that the leased new production line at Longhai was temporarily closed in the first quarter of 2012 because of

insufficient customer demand and a shortage of steel billet supply. Please revise this section to disclose the reason for insufficient customer demand and the shortage of steel billet supply. In this regard, we note you state on page F-18 that this occurred during the Chinese New Year period, which you should disclose here along with an explanation of why the Chinese New Year impacted customer demand and steel billet supply. Additionally, please discuss whether this is a trend such that you would expect similar closures of this new line again in the Chinese New Year period or even during other times throughout the year.

Liquidity and Capital Resources, page 24

15. We note that you have a significant amount of restricted net assets in China. Please revise your disclosures to discuss the nature of the restrictions on your subsidiaries' net assets, the amount of those net assets, and the potential impact on your liquidity.

Operating Activities, page 25

16. Your disclosure indicates that advances to suppliers increased due to additional capacity that was put in production in August 2011. Please tell us and revise your disclosures to provide additional insight into this significant increase. For example, please discuss whether you anticipate advances remaining at this level in the future and the impact on your liquidity, if any.

Financing Activities, page 26

17. We note that you have taken on debt owed to a third party vendor. Please revise your disclosures to provide a comprehensive discussion of this debt including the terms, the related impact on your liquidity, and whether you anticipate utilizing this type of funding in the future.

18. In the third paragraph, you state that you "may" require additional cash resources for your expansion plans. However, you state in your risk factor on page 7 that you "will" require additional capital to fund your future activities. Please revise your disclosures to ensure accuracy and consistency throughout the prospectus.

Inflation, page 26

19. Please explain why inflation has not had a material effect on your business and why you do not expect that it will in the foreseeable future, in view of your risk factor disclosure on page 12 that in recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation.

Significant Accounting Policies, page 26

20. We note your disclosures regarding your determination that you "substantially control" Longhai through VIE arrangements. We also note that this determination requires you to consolidate Longhai in your financial statements. It appears to us that you should disclose and discuss your consolidation policy as a critical accounting policy.

Our Industry, page 33

Steel Consumption, Construction and Fixed Asset Investment, page 33

21. Please disclose the source(s) for the charts on page 34.

Our Business, page 35

Our Growth Strategies, page 35

22. In the first paragraph, you state that you plan "to build capacity through the acquisition of facilities . . . from competitors who lack [y]our management experience, efficient labor force, and financial resources. Additionally, in the second bullet point, you state that you plan "to limit [y]our acquisition targets to producers with facilities that have had a major overhaul or modernization of production machinery in the last 2 – 3 years." Please disclose whether you have identified any such companies.

23. We note your statement that you are in the process of upgrading the facility you lease from Longhai Steel Group to increase production capacity and capability. Please disclose the anticipated costs and timing of completion of the upgrades.

Management, page 43

Directors and Executive Officers, page 43

24. Please disclose Joseph Howell's age as well as the term during which he has served as one of your directors. Refer to Item 401(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 49

25. We note disclosure on page 30 that Mr. Wang, through a call option agreement with Mr. Guo, the sole shareholder of Merry Success Limited, beneficially owns a majority of your capital stock and voting power. Please revise the notes to the beneficial ownership table to refer to this arrangement. Please also clarify why Mr. Wang is shown as beneficially owning only 42.1% of the company's voting stock if the call option agreement gives him beneficial ownership of a majority of your capital stock and voting power, as described on page 30.

Selling Stockholders, page 57

26. In the last paragraph on page 57, you state that none of the selling stockholders has any family relationships with your officers, directors, or controlling stockholders. Please disclose whether any of the selling stockholders has any other type of material relationship with the company or any of its affiliates. Refer to Item 507 of Regulation S-K.

27. In the last paragraph on page 57, you state that no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. However, it appears that Network 1 Financial Securities, Inc., the placement agent for your 2012 private placement, is a registered broker-dealer. Please revise your disclosure as appropriate to identify each broker-dealer and affiliate of a broker-dealer. Additionally, for each selling stockholder, other than Network 1 Financial Securities, Inc., who is a broker-dealer, please state that the selling stockholder is an underwriter with respect to the shares it is offering for resale. If any of the selling stockholders are affiliates of registered broker-dealers, please disclose the following: (i) that the selling stockholder purchased in the ordinary course of business and (ii) that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholders are unable to make these representations, please state that they are underwriters.

Statements of Cash Flows, page F-7

28. Please tell us and provide related disclosures describing the nature of the line item 'assumption of VAT liability from related party' disclosed in your year-end statement of cash flows.

Note 1. Organization and Business Operations, page F-8

29. We read that Longhai entered into a series of agreements, the VIE Agreements, pursuant to which Longhai became Kalington Consulting's variable interest entity and your disclosure on page F-11 which indicates that you consolidate this VIE. Please revise your disclosure and tell us how you determined that consolidation of this VIE was appropriate. Please refer to ASC 810-10-05.

Exhibit Index

30. Please file the restricted shares grant agreement, referenced on pages 47, F-10, and F-16, as an exhibit to the registration statement, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please tell us what consideration you gave to filing the financial advisory agreement, referenced on page II-2, as an exhibit to the registration statement.

Exhibit 5.1

31. Please file a revised legal opinion that refers to Form S-1 in the first paragraph rather than Form "5-1." Additionally, please have counsel revise the date in the second paragraph to refer to 2012 rather than "1012."

Form 10-Q for the Quarterly Period Ended June 30, 2012

Note 16 – Stock Option Plan, page 19

32. We note your disclosure in the second paragraph which indicates that you use the Black-Scholes options pricing model to estimate the value of your stock options and your disclosure later in this footnote indicating that you used the Binominal option-pricing model. With a view toward future disclosure, please explain why you have used differing models to price your options.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Louis Bevilacqua (*via e-mail*)
        Pillsbury Winthrop Shaw Pittman LLP